Exhibit 99.2

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

AND ITS SUBSIDIARY COMPANIES

UNAUDITED CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED

JUNE 30, 2014

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS	PAGE(S)

Unaudited condensed interim consolidated statements of profit or loss and other comprehensive income	1 - 2

Unaudited condensed interim consolidated statements of financial position	3 - 4

Unaudited condensed interim consolidated statements of changes in equity	5 - 6

Unaudited condensed interim consolidated statements of cash flows	7 - 9

Notes to the unaudited condensed interim consolidated financial statements	10 - 36

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30

		For the six months ended June 30
	Note	2013 MYR	2014 MYR (Restated – Note 2)	2014 USD (Restated – Note 2)

Revenue	5	78,740,425	94,576,555	29,467,691
Direct cost and other ancillary expenses		(33,559,561)	(41,665,024)	(12,981,781)
Employee expenses		(14,481,550)	(16,669,353)	(5,193,754)
Depreciation and amortization expenses		(9,729,381)	(11,349,985)	(3,536,372)
Marketing, advertising and promotion expenses		(3,766,602)	(2,353,576)	(733,315)
Communication and travelling expenses		(2,697,290)	(3,182,087)	(991,459)
Office related expenses		(1,863,400)	(2,096,833)	(653,321)
Other operating expenses		(2,090,832)	(4,375,914)	(1,363,424)

Profit from operations		10,551,809	12,883,783	4,014,265

Other income		1,550,875	5,746,293	1,790,401
Finance costs		(2,501,699)	(2,611,143)	(813,567)
Share of results of associates		(6,390)	(109,659)	(34,167)

Profit before tax		9,594,595	15,909,274	4,956,932
Income tax expense		(787,094)	(398,647)	(124,209)

Profit for the period		8,807,501	15,510,627	4,832,723

Other comprehensive loss, net of tax
Item that will not be reclassified subsequently to profit or loss		—	—	—

Item that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations, net of tax of MYR nil		(2,879,061)	(1,250,498)	(389,624)

Other comprehensive loss for the period, net of tax		(2,879,061)	(1,250,498)	(389,624)

Total comprehensive income for the period		5,928,440	14,260,129	4,443,099

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30 (CONTINUED)

		For the six months ended June 30
	Note	2013 MYR	2014 MYR	2014 USD

Profit for the period attributable to:
Owners of the Company		5,080,180	11,193,412	3,487,589
Non-controlling interests		3,727,321	4,317,215	1,345,134

		8,807,501	15,510,627	4,832,723

Total comprehensive income for the period attributable to:
Owners of the Company		3,593,364	10,466,884	3,261,219
Non-controlling interests		2,335,076	3,793,245	1,181,880

		5,928,440	14,260,129	4,443,099

Earnings per share

Basic/Diluted (sen)	7	8.63	18.94	5.90

The accompanying notes form an integral part of the financial statements.

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF FINANCIAL POSITION

AS OF

	December 31, 2013	June 30, 2014	June 30, 2014
	MYR	MYR	USD

ASSETS
Non-current assets
Property, plant and equipment	8,653,391	10,526,633	3,279,836
Investment property	2,393,789	2,380,637	741,747
Investment in associates	78,100	76,641	23,879
Other investment	1	1	—
Development expenditure	5,186,445	5,603,464	1,745,899
Intangible assets	138,889,238	133,965,011	41,740,150
Finance lease receivables	506,871	513,752	160,072
Deferred tax assets	203,300	822,656	256,319

Total non-current assets	155,911,135	153,888,795	47,947,902

Current assets
Inventories	23,692,531	18,572,110	5,786,605
Trade receivables	33,820,107	32,602,757	10,158,204
Other receivables, deposits and prepaid expenses	14,009,186	25,870,860	8,060,715
Amount due from associates	216,848	—	—
Amount due from other related parties	584,951	7,846,049	2,444,633
Finance lease receivables	65,506	82,061	25,568
Cash and cash equivalents	49,729,488	54,119,388	16,862,249
Restricted cash	4,832,435	5,430,937	1,692,144
Tax recoverable	56,175	—	—

Total current assets	127,007,227	144,524,162	45,030,118

Total assets	282,918,362	298,412,957	92,978,020

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF FINANCIAL POSITION (CONTINUED)

AS OF

		December 31, 2013	June 30, 2014	June 30, 2014
	Note	MYR	MYR	USD

EQUITY AND LIABILITIES
Capital and reserves
Share capital		9,816,220	13,485,889	4,201,866
Reserves		24,624,647	(4,349,303)	(1,355,134)

Equity attributable to owners of the Company		34,440,867	9,136,586	2,846,732
Non-controlling interests	13	30,620,230	11,290,516	3,517,843

Total equity		65,061,097	20,427,102	6,364,575

Non-current liabilities
Borrowings	8	3,383,872	3,411,958	1,063,081
Pension liability		94,636	350,801	109,300
Deferred tax liabilities		9,658,469	8,030,710	2,502,169

Total non-current liabilities		13,136,977	11,793,469	3,674,550

Current liabilities
Trade payables		48,009,555	56,879,851	17,722,340
Other payables and accrued expenses	9	22,291,606	108,668,270	33,858,316
Derivative financial liabilities	11	26,164,107	—	—
Amount due to other related parties		30,747,913	22,491,756	7,007,869
Borrowings	8	69,630,994	69,681,354	21,710,969
Deferred revenue		6,296,993	7,038,945	2,193,160
Tax liabilities		1,579,120	1,432,210	446,241

Total current liabilities		204,720,288	266,192,386	82,938,895

Total liabilities		217,857,265	277,985,855	86,613,445

Total equity and liabilities		282,918,362	298,412,957	92,978,020

The accompanying notes form an integral part of the financial statements.

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30

		f Non-distributable g		Distributable
	Issued capital	Share premium	Foreign currency translation reserve	Retained earnings	Equity attributable to owners of the Company	Non- controlling interests	Total equity
	MYR	MYR	MYR	MYR	MYR	MYR	MYR

As of January 1, 2013	9,816,220	2,954,189	148,395	12,026,610	24,945,414	14,815,486	39,760,900
Profit for the period	—	—	—	5,080,180	5,080,180	3,727,321	8,807,501
Other comprehensive loss for the period, net of tax	—	—	(1,486,816)	—	(1,486,816)	(1,392,245)	(2,879,061)
Capital contribution from non-controlling interests	—	—	—	—	—	44,795	44,795
Non-controlling interests arising on the acquisition of subsidiaries	—	—	—	—	—	13,753,653	13,753,653
Dividends paid to non-controlling interests	—	—	—	—	—	(3,103,091)	(3,103,091)

As of June 30, 2013	9,816,220	2,954,189	(1,338,421)	17,106,790	28,538,778	27,845,919	56,384,697

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30 (CONTINUED)

		f Non-distributable g		Distributable
	Issued capital MYR	Share premium MYR	Foreign currency translation reserve MYR	Retained earnings MYR	Equity attributable to owners of the Company MYR	Non- controlling interests MYR	Total equity MYR

As of January 1, 2014	9,816,220	2,954,189	(2,474,580)	24,145,038	34,440,867	30,620,230	65,061,097
Profit for the period	—	—	—	11,193,412	11,193,412	4,317,215	15,510,627
Other comprehensive loss for the period, net of tax	—	—	(726,528)	—	(726,528)	(523,970)	(1,250,498)
Non-controlling interests arising on the acquisition of subsidiaries	—	—	—	—	—	2,025,374	2,025,374
Capital contribution from non-controlling interests	—	—	—	—	—	1,351,765	1,351,765
Disposal of a subsidiary	—	—	—	—	—	(440,802)	(440,802)
Dividends paid to non-controlling interests	—	—	—	—	—	(5,092,626)	(5,092,626)
Effect of restructuring of non-controlling shareholders	—	—	—	365,484	365,484	(365,484)	—
Issuance of shares for the acquisition of non-controlling interests	3,463,513	42,705,293	—	(85,053,570)	(38,884,764)	(20,601,186)	(59,485,950)
Issuance of shares on redemption of promissory notes	206,156	2,541,959	—	—	2,748,115	—	2,748,115

As of June 30, 2014	13,485,889	48,201,441	(3,201,108)	(49,349,636)	9,136,586	11,290,516	20,427,102

	USD	USD	USD	USD	USD	USD	USD

As of June 30, 2014	4,201,866	15,018,365	(997,386)	(15,376,113)	2,846,732	3,517,843	6,364,575

The accompanying notes form an integral part of the financial statements.

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30

	June 30, 2013 MYR	June 30, 2014 MYR	June 30, 2014 USD

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax	9,594,595	15,909,274	4,956,932
Adjustments for:
Depreciation and amortization expenses	9,729,381	11,349,985	3,536,372
Interest expense	2,501,699	2,611,143	813,567
Intangible assets written off	27,580	—	—
Property, plant and equipment written off	18,223	—	—
Share of results of associates	6,390	109,659	34,167
Unrealized (gain)/loss on foreign exchange	(7,865)	86,379	26,914
Derivative fair value adjustment	(503,678)	(3,736,076)	(1,164,068)
Interest income	(382,245)	(576,113)	(179,502)
Gain on disposal of an associate	—	(140,433)	(43,755)
Reversal of impairment loss on trade receivables	—	(93,110)	(29,011)
Gain on disposal of a subsidiary	—	(87,437)	(27,243)

	20,984,080	25,433,271	7,924,373

(Increase)/Decrease in:
Finance lease receivables	(174,784)	(23,436)	(7,302)
Inventories	7,511,229	4,618,343	1,438,960
Trade receivables, other receivables, deposits and prepaid expenses	(8,007,493)	(3,477,422)	(1,083,478)
Amount due from related parties	(67,073)	20,717	6,455

Increase/(Decrease) in:
Trade payables, other payables and accrued expenses	(6,625,204)	6,712,726	2,091,518
Amount due to related parties	187,815	13,566	4,227
Deferred revenue	117,728	741,952	231,174

Cash Generated From Operations	13,926,298	34,039,717	10,605,927

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30 (CONTINUED)

	June 30, 2013 MYR	June 30, 2014 MYR	June 30, 2014 USD

Interest paid	(2,501,699)	(2,611,143)	(813,567)
Income tax paid	(2,712,178)	(2,488,867)	(775,469)

Net Cash From Operating Activities	8,712,421	28,939,707	9,016,891

CASH FLOWS (USED IN)/FROM INVESTING ACTIVITIES
Restricted fixed deposits	(1,608,905)	(598,502)	(186,478)
Interest received	382,245	576,113	179,502
Purchase of property, plant and equipment	(1,340,437)	(2,989,840)	(931,559)
Proceeds from:
Disposal of property, plant and equipment	58,567	—	—
Disposal of a subsidiary	—	346,229	107,876
Disposal of an associate	—	249,000	77,582
Purchase of intangible assets	(6,613,383)	(499,034)	(155,487)
Development expenditure incurred	(1,340,481)	(1,494,703)	(465,712)
Capital contribution for increased share capital of associates	—	(219,000)	(68,235)
Capital contribution from non-controlling interests	44,795	1,351,765	421,176
Acquisition of subsidiaries, net of cash acquired (Note 12)	(44,403,871)	1,363,663	424,883

Net Cash Used In Investing Activities	(54,821,470)	(1,914,309)	(596,452)

CASH FLOWS FROM /(USED IN) FINANCING ACTIVITIES
Repayments to finance lease payables	(1,231,976)	(832,480)	(259,380)
Proceeds from/(Repayments of) borrowings	17,737,302	(99,256)	(30,926)
Amount due from/(to) other related parties	43,703,423	(15,373,251)	(4,789,921)
Dividends paid to non-controlling interests	(3,103,091)	(5,092,626)	(1,586,735)

Net Cash From/(Used In) Financing Activities	57,105,658	(21,397,613)	(6,666,962)

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30 (CONTINUED)

	June 30, 2013	June 30, 2014	June 30, 2014
	MYR	MYR	USD

NET INCREASE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	10,996,609	5,627,785	1,753,477

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	32,086,291	49,729,488	15,494,466

EFFECT ON EXCHANGE RATE CHANGES	(2,878,941)	(1,237,885)	(385,694)

CASH AND CASH EQUIVALENTS AT END OF PERIOD	40,203,959	54,119,388	16,862,249

Note: Purchase of property, plant and equipment is financed through:

	June 30 2013	June 30 2014	June 30 2014
	MYR	MYR	USD

Cash	1,340,437	2,989,840	931,559
Finance lease	1,456,025	1,020,345	317,914

	2,796,462	4,010,185	1,249,473

The accompanying notes form an integral part of the financial statements.

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

MOL Global, Inc. (the “Company”) is an exempted company incorporated in the Cayman Islands with limited liability on February 20, 2014 for the purpose of holding interest in various affiliated companies including pre-existing entities under common control.

The principal activities of the Group and its subsidiaries are in the area of internet media, e-commerce utilizing internet-connected physical outlets as e-distribution and e-payment centres and the provision of e-Solution services.

There have been no significant changes in the nature of the principal activities of its subsidiaries during the historical periods presented.

The registered office of the Company is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. In addition, the Company has local offices in Malaysia, Thailand, Northern Cyprus, Turkey, Philippines, Singapore, Vietnam, Indonesia, the United States, Australia, Taiwan and Brazil.

The principal place of business of the Company is located at Lot 7.03 & 8.03, Level 7&8, Berjaya Times Square, No. 1 Jalan Imbi, 55100 Kuala Lumpur.

Reorganization

The Company is the parent of MOL AccessPortal Sdn Bhd (“MOLAP”) following the completion of the acquisition by the Company of 83,437,870 ordinary shares of Malaysian Ringgit Sen Ten each (MYR0.10) in MOLAP from MOL Ventures Pte. Ltd. (previously known as MOL Global Pte. Ltd.), representing eighty five per cent (85%) of the issued and paid-up capital of MOLAP on April 16, 2014. The consideration was satisfied by the Company by way of the allotment and issuance of 50,062,722 new ordinary shares of 1 United States Dollar (USD1) each in the Company to MOL Ventures Pte. Ltd.. The remaining 14,724,330 shares representing 15% equity interest of MOLAP were sold by MOL Ventures Pte. Ltd. to Sultan Ibrahim of the State of Johor (“Sultan Ibrahim”) in February 2014, and accordingly on May 8, 2014, Sultan Ibrahim’s 15% equity interest of MOLAP was swapped into 15% equity interest of the Company equivalent to a total of 8,834,598 ordinary shares.

MOLAP is a holding company of various MOL subsidiaries worldwide. MOLAP and MOL Global, Inc. are under common control before and after the reorganization, therefore merger accounting was applied. Accordingly, the consolidated financial statements are presented as if the group structure under the reorganization has been in existence since the beginning of the period presented.

The Company has originally presented the sale of 15% interest in MOLAP to Sultan Ibrahim in February 2014, and the subsequent exchange for a 15% equity interest (8,834,598 ordinary shares) in the Company on May 8, 2014 as part of overall reorganization using merger accounting in the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2014. After further consideration, management has concluded it is more appropriate to present such transactions as a disposal and subsequent acquisition of non-controlling interests.

As a result, the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2014 of the Company has been revised accordingly.

The effects of the above transactions on the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2014 are as follows:

	Group
	Under Merger Accounting as previously reported	Adjustments	Currently Reported
	MYR	MYR	MYR

Statement of profit or loss and other comprehensive income for the period ended March 31, 2014

Profit for the period attributable to:

Owners of the Company	7,666,876	(853,334)	6,813,542
Non-controlling interests	1,950,729	853,334	2,804,063

Earnings per share

Basic/Diluted (sen)	13.02	—	11.57

Statement of financial position as of March 31, 2014

Capital and reserves

Reserves	31,778,867	(10,189,676)	21,589,191
Non-controlling interests	32,166,710	10,189,676	42,356,386

Translation into United States dollar

The unaudited condensed interim consolidated financial statements of the Company are stated in MYR. The translation of MYR amounts as of and for the six months ended June 30, 2014 into USD is included solely for the convenience of readers and was made at the rate of MYR3.2095 to USD1.00, the noon buying rate in The City of New York for cable transfers of MYR as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2014. Such translations should not be construed as representation that MYR amounts could be converted, realized or settled into USD at the rate stated above or at any other rate.

2.	RESTATEMENT

The Group has restated its previously issued unaudited condensed interim consolidated statements of profit or loss and other comprehensive income for the six month period ended June 30, 2014 to correct for an error in its presentation of revenue and direct cost and other ancillary expenses of its Vietnamese Subsidiary, NganLuong Joint Stock Company.

The Group restated its revenue and direct cost and other ancillary expenses which relates to NganLuong’s payment transfer business. NganLuong accounted for the revenue on a gross basis and accounted for the fees payable to merchants as direct cost and other ancillary expenses, while the Group accounting policy is to present revenue on a net basis because the Group acts as an agent for these arrangements. In addition, NganLuong incorrectly included value added tax, or VAT, collected from customers in revenue and direct cost and other ancillary expenses, while the Group accounting policy is to exclude VAT from revenue and direct cost and other ancillary expenses. The effect of these errors has overstated the Group’s total revenue and MOLPay’s segment revenue and MOLPay’s segment direct cost and other ancillary expenses line item by equal amounts in the unaudited condensed interim consolidated statements of profit or loss and other comprehensive income for the six month period ended June 30, 2014.

The following table reflect the correction on the presentation error on the affected line items in the previously issued unaudited condensed interim consolidated financial statements for the six months period ended June 30, 2014.

Effect on unaudited condensed interim consolidated statements of profit or loss and other comprehensive income

	For the six months ended June 30, 2014
	MYR	MYR	MYR	USD
	(As previously reported)	(Adjustments)	(As restated)	(As restated)

Revenue	105,063,286	(10,486,731)	94,576,555	29,467,691
Direct cost and other ancillary expenses	(52,151,755)	(10,486,731)	(41,665,024)	(12,981,781)

3.	BASIS OF PREPARATION

The same accounting policies, presentation and methods of computation have been followed in this unaudited condensed interim consolidated financial statements as were applied in the preparation of the Group’s most recent audited consolidated financial statements for the year ended December 31, 2013 other than as disclosed below and in Note 4.

The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB).

New and revised International Financial Reporting Standards (“IFRSs”) affecting amounts reported and/or disclosures in the financial statements

In the current period, the Group has applied a number of new and revised IFRSs issued by the IASB that are mandatorily effective for an accounting period that begins on or after January 1, 2014 as follows:

Amendments to IFRS 10, IFRS 12 and IAS 27	Investment Entities

Amendments to IAS 32	Financial Instruments: Presentation (Amendments relating to Offsetting Financial Assets and Financial Liabilities)

Amendments to IAS 36	Impairment of Assets (Amendments relating to Recoverable Amounts Disclosures for Non-Financial Assets)

Amendments to IAS 39	Financial Instruments: Recognition and Measurement (Amendments relating to Novation of Derivatives and Continuation of Hedge Accounting)

IFRIC 21	Levies

The adoption of these new and revised IFRSs have not affected the amounts reported in the unaudited condensed interim consolidated financial statements of the Group.

Standards and Amendments in issue but not yet effective

At the date of authorisation for issue of these unaudited condensed interim consolidated financial statements, the new and revised Standards and Amendments which were in issue but not yet effective and not early adopted by the Group are as listed below:

IFRS 9	Financial Instruments (IFRS 9 issued by IASB in July 2014)[1]

IFRS 14	Regulatory Deferral Accounts[3]

Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortisation[3]

Amendments to IAS 19	Employee Benefits (Amendments relating to Defined Benefit Plans: Employee Contributions)[2]

Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations[3]

Amendments to IFRS 15	Revenue from Contracts with Customers[4]

Amendments to IAS 16 and IAS 41	Agriculture: Bearer Plants[3]

Amendments to IAS 27	Equity Method in Separate Financial Statements[3]

Amendments to IFRSs contained in the document entitled Annual Improvements to IFRSs 2010 - 2012 Cycle[2]

Amendments to IFRSs contained in the document entitled Annual Improvements to IFRSs 2011 - 2013 Cycle[2]

[1]	Effective for annual periods beginning on or after January 1, 2018
[2]	Effective for annual periods beginning on or after July 1, 2014
[3]	Effective for annual periods beginning on or after January 1, 2016
[4]	Effective for annual periods beginning on or after January 1, 2017

The Directors anticipate that the abovementioned Standards and Amendments will be adopted in the annual consolidated financial statements of the Group when they become effective and that the adoption of these Standards and Amendments will have no material impact on the consolidated financial statements of the Group in the period of initial application.

4.	SIGNIFICANT ACCOUNTING POLICIES

Share-based payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share based transactions are set out in Note 14.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting period, the Group revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognised in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity settled employee benefits reserve.

Management’s estimates of the fair value of share-based compensation awards involve highly complex and subjective estimates of the fair value of ordinary shares.

5.	REVENUE

	For the six months ended June 30
	2013	2014
	MYR	MYR
		(Restated)
MOLPoints	45,924,847	59,651,796
MOLReloads	16,672,885	17,570,143
MOLPay	3,925,018	4,740,157
MMOG Asia	11,694,544	9,526,643
Others	523,131	3,087,816

	78,740,425	94,576,555

Seasonality

The Group’s sales have historically been higher during festive periods, as the Group’s business tends to benefit from end-users’ increased leisure time. Such periods include Chinese New Year, which generally occurs in January or February, Ramadan, which occurred in the third quarter and the December holiday season. The Group’s sales tend to be highest during the first and fourth quarters, while sales for the second half of the year tend to exceed the Group’s sales for the first half of the year.

6.	SEGMENT INFORMATION

The Group is organized into business based on its products and services. Information reported to the Chief Operating Decision Maker (CODM), who is the Group’s chief executive officer focuses on the following reportable segments:

a.	MOLPoints, which includes revenue derived from sale of online currency called MOLPoints developed and operated by the Group which can be used to redeem products via online portal and the sale of equivalent game credits. Major products which can be redeemed through MOLPoints are game pins and airtime products electronic pins.

b.	MOLReloads, which includes revenue derived from use of application that facilitates electronic distribution of prepaid airtime and PINs through a terminal-based infrastructure and external prepaid service providers.

c.	MOLPay, which includes revenue derived from provision of an online payment solution that enables e-commerce merchants to collect payments from online buyers securely through physical and online payment channels.

d.	MMOG Asia, which includes revenue derived from sale of virtual goods to customers who through game points can have access to play games in the gaming portal “MMOG Asia.com”.

e.	Others include revenue derived from sale of internet media products and other electronic related services.

The CODM monitors the operating results of its business units separately for the purpose of making decisions about resources allocation and performance assessment. The Group measures consistently the performance of its operating segments by monitoring: segment revenue, segment gross profit, segment profit from operations and segment profit.

Segment revenue by product reported above represents revenue generated from external customers.

The accounting policies of the reportable segments are the same as the Group’s accounting policies.

For the purposes of monitoring segment performance and allocating resources between segments:

•	Segment profit from operations is allocated to reportable segments other than executive directors’ remuneration.

•	Segment profit represents profit before tax.

•	All assets are allocated to reportable segments other than amount due from associates and related parties. Assets used jointly by reportable segments are allocated on the basis of the revenues earned by individual reportable segments.

•	All liabilities are allocated to reportable segments other than amount due to other related parties.

•	Capital expenditures consist of additions to property and equipment, intangible assets and development expenditure.

The following is an analysis of the Group’s revenue and results by reportable segments:

For the six months ended June 30, 2014 (Restated)
	MOLPoints	MOLReloads	MOLPay	MMOG Asia	Others	Unallocated	Total
	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Segment revenue	59,651,796	17,570,143	4,740,157	9,526,643	3,087,816	—	94,576,555

Direct cost and other ancillary expenses	(27,874,594)	(10,631,993)	(2,588,040)	(382,722)	(187,675)	—	(41,665,024)

Segment gross profit	31,777,202	6,938,150	2,152,117	9,143,921	2,900,141	—	52,911,531

Employee expenses	(10,473,688)	(2,524,031)	(1,648,723)	(1,435,275)	(158,228)	(429,408)	(16,669,353)
Depreciation and amortization expenses	(5,483,031)	(625,394)	(341,320)	(4,791,707)	(108,533)	—	(11,349,985)
Segment operating expenses	(7,467,223)	(1,851,214)	(625,268)	(1,873,847)	(190,858)	—	(12,008,410)

Segment profit/(loss) from operations	8,353,260	1,937,511	(463,194)	1,043,092	2,442,522	(429,408)	12,883,783

Other income	1,332,137	216,391	254,860	66,395	—	3,876,510	5,746,293
Finance costs	(609,199)	(1,918,443)	—	(74,775)	(8,726)	—	(2,611,143)
Share of results of associates	774	—	—	—	(110,433)	—	(109,659)

Segment profit/(loss)	9,076,972	235,459	(208,334)	1,034,712	2,323,363	3,447,102	15,909,274

For the six months ended June 30, 2013
	MOLPoints	MOLReloads	MOLPay	MMOG Asia	Others	Unallocated	Total
	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Segment revenue	45,924,847	16,672,885	3,925,018	11,694,544	523,131	—	78,740,425

Direct cost and other ancillary expenses	(20,574,834)	(9,909,138)	(2,162,469)	(837,239)	(75,881)	—	(33,559,561)

Segment gross profit	25,350,013	6,763,747	1,762,549	10,857,305	447,250	—	45,180,864

Employee expenses	(9,430,475)	(2,269,547)	(1,076,477)	(1,159,636)	(116,643)	(428,772)	(14,481,550)
Depreciation and amortization expenses	(4,206,476)	(958,639)	(323,889)	(4,232,160)	(8,217)	—	(9,729,381)
Segment operating expenses	(6,106,001)	(1,640,926)	(641,513)	(1,979,133)	(50,551)	—	(10,418,124)

Segment profit/(loss) from operations	5,607,061	1,894,635	(279,330)	3,486,376	271,839	(428,772)	10,551,809

Other income	682,892	47,712	243,093	73,500	—	503,678	1,550,875
Finance costs	(43,270)	(2,411,264)	—	(47,165)	—	—	(2,501,699)
Share of results of associates	18,734	—	(30,000)	4,876	—	—	(6,390)

Segment profit/(loss)	6,265,417	(468,917)	(66,237)	3,517,587	271,839	74,906	9,594,595

As of June 30, 2014
	MOLPoints	MOLReloads	MOLPay	MMOG Asia	Others	Unallocated	Total
	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Segment assets	205,538,906	25,876,800	29,352,512	27,992,551	1,806,138	7,846,050	298,412,957

Segment liabilities	138,917,086	99,391,534	9,785,932	7,199,095	200,452	22,491,756	277,985,855

Other segment information

Capital expenditures	3,567,614	1,037,890	169,881	929,830	410,318	—	6,115,533

As of December 31, 2013
	MOLPoints	MOLReloads	MOLPay	MMOG Asia	Others	Unallocated	Total
	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Segment assets	192,585,873	28,774,451	27,079,714	31,831,581	1,844,944	801,799	282,918,362

Segment liabilities	85,110,834	86,001,247	6,791,920	8,070,746	1,134,605	30,747,913	217,857,265

Other segment information

Capital expenditures	8,991,303	914,293	34,327	6,206,316	370,044	—	16,516,283

Geographical Information

The Group operates in four principal geographical areas.

The following table sets out information about the geographical location of revenue from external customers and information about geographical location of its non-current assets, excluding interests in associates, other investment, development expenditure, intangible assets, deferred tax assets and financial assets. The geographical location of customers is based on the location to which the goods are delivered and services are rendered by the Group.

	Revenue		Segment Non-Current Assets
	For the six months ended June 30		December 31 2013 MYR	June 30 2014 MYR
	2013 MYR	2014 MYR

		(Restated)

Malaysia	38,147,210	46,302,289	8,147,747	9,104,651
Thailand	14,823,930	19,778,909	1,777,368	2,250,618
Philippines	9,809,275	7,471,179	344,198	238,147
Turkey	10,732,540	11,460,698	345,110	805,594
Others	5,227,470	9,563,480	432,757	508,260

	78,740,425	94,576,555	11,047,180	12,907,270

Information about major customers

Included in revenues arising from sales of airtime prepaid products (MOLReloads) and MOLPoints are revenues of approximately MYR24,233,315 for the six months ended June 30, 2014 (for the six months ended June 30, 2013: MYR19,429,261) which arose from sales to the Group’s largest customer/distributor 7-Eleven Malaysia Sdn Bhd which is a related party. No other single customers contributed 10% or more to the Group’s revenue for the six months ended June 30, 2014 and 2013.

7.	EARNINGS PER SHARE

The earnings and weighted average number of ordinary shares used in the calculation of basic and diluted earnings per share are as follows:

	June 30, 2013 MYR	June 30, 2014 MYR

Profit for the period attributable to owners of the Company	5,080,180	11,193,412

Weighted average number of ordinary shares in issue	58,897,320	59,084,334

Earnings per share, basic/diluted (sen)	8.63	18.94

There are no dilutive instruments outstanding for the period ended June 30, 2014 and 2013. The share options scheme granted to the employees as disclosed in Note 14 has no dilutive impact as these shares are granted by a shareholder of the Company.

8.	BORROWINGS

	December 31, 2013 MYR	June 30, 2014 MYR

Non-current - at amortized cost:

Secured
Term loans	1,938,845	1,897,723
Finance lease payables	1,445,027	1,514,235

	3,383,872	3,411,958

Current - at amortized cost:

Secured
Term loans	206,340	138,044
Revolving credit	68,000,000	68,000,000
Finance lease payables	1,424,654	1,543,310

	69,630,994	69,681,354

(i)	Term loans

The term loans are repayable by instalments of varying amounts over the following periods:

	December 31, 2013	June 30, 2014
	MYR	MYR

Current
Not later than 1 year	206,340	138,044

Non-current
Later than 1 year and not later than 2 years	135,768	135,188
Later than 2 years and not later than 5 years	425,507	423,978
Later than 5 years	1,377,570	1,338,557

	1,938,845	1,897,723

The loans are secured by mortgage of the following:

	December 31, 2013	June 30, 2014
	MYR	MYR

Carrying amount:
Land and building	1,299,061	1,169,460
Investment property	2,393,789	2,380,637

	3,692,850	3,550,097

Term loans as of June 30, 2014 bear interest at rates ranging from 4.50% (BLR-2.10%) to 7.63% per annum (December 31, 2013: 4.50% (BLR-2.10%) to 7.63% per annum).

(ii)	Revolving credit

Revolving credit facility of the Group with Malaysia Debt Ventures Berhad bears interest at 7.25% (December 31, 2013: 7.25%) per annum and has an expiry date on December 16, 2015.

The revolving credit is secured by way of personal guarantee of two shareholders, corporate guarantee from a related party, a fixed and floating charge over all present and future assets and undertakings of the Group.

9.	OTHER PAYABLES AND ACCRUED EXPENSES

(i)	Included in other payables are cash considerations amounting to MYR81,905,679 payable to the non-controlling interests on the additional interests acquired for MyCNX (M) Holdings, MOL Turkey Bilgi Sistemleri Yayıncılık Gıda ve Tekstil San. Tic. A.Ş., Sihirli Kule Bilgi Sistemleri Ltd. and MOL Thailand Co. Ltd..

(ii)	On May 30, 2014, the Group has issued 65,349 ordinary shares to Javelin Venture Partners, non-controlling shareholder of Rixty Inc., in consideration of the cancellation of the convertible promissory notes in the amount of MYR2,748,115. The estimated the fair value of the equity shares issued approximates the principal amount of the promissory notes on the transaction day, hence there is no impact to the statements of profit or loss and other comprehensive income.

10.	RELATED PARTY TRANSACTIONS

	For the six months ended June 30
	2013	2014
	MYR	MYR

Commission paid to affiliates	11,609,945	11,367,620
Advertisement fees paid to affiliates	28,000	28,330
Contract centre services charges paid to affiliates	180,000	180,000
Equipment rental income received from affiliate	65,543	166,315
Interest expense paid to affiliates	65,588	50,834
IT consultancy fees paid to other related parties	241,201	210,488
Maintenance support charges to associate	68,427	319,830
Maintenance support charge to related parties	—	59,140
Payment channel services provided to affiliates	3,454	36,554
Purchases from affiliates	2,081,715	2,983,104
Rental expense paid to affiliates	370,488	431,232
Rental expense paid to other related parties	52,788	54,918
Sales of goods to other related parties	257,346	263,493
Sales of goods to affiliates	2,204,326	2,585,508
Terminal rental income received from affiliates	180,000	299,190
Transactions fees received from affiliates	1,110,396	1,566,582
Travelling expenses received from other related parties	121,865	—
Sales from services provided to other related parties	35,163	49,281
Purchases from related parties	1,850,338	1,124,559
Marketing fees received from related parties	—	2,024,000

11.	DERIVATIVE FINANCIAL LIABILITIES

Derivative financial liabilities of the Group represent fair value of the put options. The fair values of the Group’s derivative financial liabilities were estimated at the issuance date and are revalued at each reporting date, using the Monte Carlo simulation model.

The Company exercised its options to acquire the 30% outstanding equity interest in each of MOL Turkey and Gamesultan and signed the definitive sale and purchase agreement with the local sellers (Kazım Akalın and Aykut Sanver) on May 6, 2014. The purchase consideration for the acquisition is MYR48,188,250 (USD14,750,000) as mentioned in Note 9 which is due by April 2015.

A fair value gain amounting to MYR3,736,076 has been recognized in the statement of profit or loss and other comprehensive income prior to the acquisition of the non-controlling interest.

At the date of acquisition, the fair value of the derivative financial liabilities amounting to MYR22,428,031 has been adjusted against the purchase consideration.

Fair value of the Group’s financial liabilities that are measured at fair value on a recurring basis

The Group’s derivative financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair value of the financial liability is determined (in particular, the valuation technique and inputs used).

Financial liabilities	Fair value as of		Fair value hierarchy	Valuation technique and key inputs		Relationship of unobservable inputs to fair value
	December 31, 2013	June 30, 2014			Significant unobservable inputs
	MYR	MYR
Derivative financial liabilities - Put options	26,164,107	—	Level 3	Monte Carlo simulation method	Share price, correlation in share price, revenue multiple and gross profit multiple	High positive correlation between revenue multiple, gross profit multiple and share price, lower the value of option.

If the above unobservable inputs to the valuation model of put options were 5% higher/lower, the carrying amount of the put options would increase/decrease by approximately MYRNil (December 31, 2013: MYR1,247,000).

12.	BUSINESS COMBINATIONS

12.1	Acquisition of subsidiaries

The Group has on May 6, 2014 acquired the following subsidiaries:

			Effective Equity Interest
Name of Subsidiaries	Principal Activities	Country of Incorporation

3Sept Corporations Co. Ltd.	Providing mobile payment platform via SMS/IVR for buying service or goods	Thailand	60.00%

e-Innovations Systems & Networks Thai Co. Ltd.	Mobile content provider	Thailand	60.00%

Sept 3 Technology Sdn. Bhd.	Information technology, online business services and acting as distributing agents in all kind of computer related products	Malaysia	60.00%

12.2	Considerations transferred and goodwill arising on acquisitions

MYR

Cash consideration	6,046,178
Fair value of identifiable net assets acquired (Note 12.3)	(5,063,432)

982,746
Non-controlling interests	2,025,374

Goodwill arising on acquisitions	3,008,120

The Group aspires to be Asia’s leading e-payment provider and is continually looking for opportunities to expand its distribution and commerce network. The said acquisitions were in line with the Group’s business expansion plan and were undertaken with the objective to enable the Group to expand its distribution and commerce network in Asia.

Pursuant to the agreement, which is subject to customary closing conditions, the Group has agreed to purchase a further 20% in November 2015 and the remaining 20% in May 2017. The purchase price for each tranche is based on the financial performance of the companies during a specified period prior to the relevant closing.

12.3	Fair value of assets acquired and liabilities assumed at the date of acquisition

MYR

Non-current assets
Property, plant and equipment	99,089

Current assets
Trade receivables	2,162,340
Other receivables, deposits and prepaid expenses	5,392,428
Cash and bank balances	7,409,841

Current liabilities
Trade payables	(7,765,653)
Other payables and accrued expenses	(2,234,613)

Net identifiable assets	5,063,432

12.4	Net cash inflow on acquisition of subsidiaries

MYR

Cash consideration	(6,046,178)
Cash and cash equivalents acquired	7,409,841

Net cash inflow on acquisition	1,363,663

12.5	Impact of acquisition on the results of the Group

The acquired subsidiaries have contributed the following results to the Group during the financial period:

MYR

Revenue	8,256,762
Profit for the period	950,555

If the acquisitions had occurred on January 1, 2014, the Group’s results for the current financial period would have been as follows:

MYR (Restated)

Revenue	120,565,891
Profit for the period	18,061,128

The fair value of the identifiable of assets acquired and liabilities above are based on the best estimates of the management.

The Group is currently undergoing an exercise to determine the fair values to be assigned to the above subsidiaries’ identifiable assets, liabilities and contingent liabilities (if any) pursuant to the requirements of IFRS 3: Business Combinations. Upon finalization of this exercise, the resulting goodwill on consolidation (as shown above) will be adjusted accordingly.

The initial accounting for the above business combinations is incomplete at the end of the reporting period and subject to the finalisation by management. Those provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.

The measurement period is the period from the date of acquisition to the date the Group obtains complete information about facts and circumstances that existed as of the acquisition date and is subject to a maximum of one year.

13.	NON-CONTROLLING INTEREST

	Note	December 31, 2013 MYR	June 30, 2014 MYR

Balance at beginning of year/period		14,815,486	30,620,230
Share of profit for the year/period		6,665,541	4,317,215
Share of other comprehensive income for the year/period		(1,290,903)	(523,970)
Non-controlling interests arising on the acquisition of subsidiaries	(a)	13,753,653	2,025,374
Capital contribution from non-controlling interests		779,795	1,351,765
Disposal of subsidiary		—	(440,802)
Dividends paid to non-controlling interests		(4,103,342)	(5,092,626)
Effect of restructuring of non-controlling shareholders
- disposal of 15% non-controlling interests	(b)	—	10,189,676
- acquisition of 15% non-controlling interests	(c)	—	(10,555,160)
Acquisition of additional non-controlling interests	(d)	—	(20,601,186)

		30,620,230	11,290,516

(a)	Non-controlling interests arising from the acquisition of subsidiaries as disclosed in Note 12.
(b)	Effect of disposal of 15% non-controlling interests as disclosed in Note 1.
(c)	Effect of acquisition of 15% non-controlling interests as disclosed in Note 1.
(d)	The Group has acquired additional interest from the non-controlling shareholders of its subsidiaries during the period presented:

i)	On May 6, 2014, the Group acquired the 30% outstanding equity interest in each of MOL Turkey and Gamesultan for cash consideration of MYR48,188,250 (USD 14,750,000).

ii)	On May 30, 2014, the Group acquired the remaining equity interest of 20.005% in MyCNX Holdings (M) Sdn. Bhd. in exchange for 513,468 ordinary shares (USD13.33 per share) of the Company and cash consideration of MYR9,970,756.

iii)	The Group previously owned 49% equity interest of MOL AccessPortal Co. Ltd. (“MOL Thailand”) directly. On June 5, 2014, the Group further acquired an indirect 37.73% equity interest in MOL Thailand through the acquisition of a 49% equity interest in each of MOL Group (Thailand) Co., Ltd. (“MOL Group”) and MOL Holdings (Thailand) Co., Ltd. (“MOL Holdings”) in exchange for a total 543,267 ordinary shares (USD13.33 per share) of the Company and cash consideration of MYR23,755,047 (THB240,435,698).

Significant amount of the above cash considerations remain unpaid as of the end of the reporting period as disclosed in Note 9.

The net difference of MYR85,053,570 between the decrease in the non controlling interests and the consideration has been debited to retained earnings.

Movements in the Group’s effective interest to certain subsidiaries from which the Group has acquired additional interest from the non-controlling shareholders are as follows:

Name of Subsidiary

	Proportion of ownership interest and voting power by the Group
	December 31, 2013	December 31, 2014

MOL Turkey Bilgi Sistemleri Yayıncılık Gıda ve Tekstil San. Tic. A.S, . (formerly known as Sihirli Kule Bilgi Sistemleri Yayıncılık Gıda ve Tekstil San. Tic. A.S,.)	70%	100%
Sihirli Kule Bilgi Sistemleri Ltd. (“GameSultan”)	70%	100%
MyCNX Holdings (M) Sdn Bhd	79.995%	100%
MOL Thailand	49%	86.73%

Details of non-wholly owned subsidiaries of the Group that have material non-controlling interests:

		Equity interest and voting rights held by non- controlling interests		Profit allocated to non-controlling interests		Accumulated non-controlling interests
Name of subsidiaries	Country of incorporation	December 31, 2013%	June 30, 2014%	December 31, 2013 MYR	June 30, 2014 MYR	December 31, 2013 MYR	June 30, 2014 MYR

MyCNX	Malaysia	20.005	—	2,615,782	1,180,571	5,714,039	—
MOL Thailand	Thailand	51	13.27	4,504,237	2,154,844	10,081,682	5,724,224
GameSultan	Turkish Republic of Northern Cyprus	30	—	1,753,601	702,438	3,558,102	—
Individually immaterial subsidiaries with non-controlling interests						11,266,407	5,566,292

						30,620,230	11,290,516

Summarized financial information in respect of each of the Group’s subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represents amounts before intragroup eliminations.

	MyCNX		GameSultan		MOL Thailand
	December 31, 2013	June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013	June 30, 2014
	MYR	MYR	MYR	MYR	MYR	MYR

Statement of financial position for the year/ period

Current assets	10,141,782	—	15,347,529	—	29,976,327	37,853,124

Non-current assets	9,491,339	—	14,925	—	5,129,221	8,571,581

Current liabilities	2,167,222	—	3,502,084	—	18,571,131	29,095,294

Non-current liabilities	2,271,925	—	30	—	292,982	284,178

Equity attributable to owners of the Company	15,193,973	—	11,860,340	—	16,241,435	17,045,234

Statement of profit or loss and other comprehensive income for the year ended December 31

Revenue	23,821,267	—	11,951,096	—	29,375,019	18,002,585

Expenses	(8,822,848)	—	(3,847,950)	—	(6,301,854)	(3,194,330)

Profit or loss for the year/ period	13,833,198	—	7,540,758	—	8,784,213	5,328,643

Other comprehensive income for the year/ period	845	—	(1,005,621)	—	47,624	153,172

Total comprehensive income	13,834,043	—	6,535,137	—	8,831,837	5,481,815

14.	SHARE-BASED PAYMENTS

MOL Investments Pte Ltd. (MOL Investments), a shareholder of the Company, has implemented a share option scheme for executives and senior employees (the “employees”) of the Company, its subsidiaries and its affiliates. On June 19, 2014, MOL Investments has granted options to the employees to purchase 1,766,920 of the Company’s ordinary shares with exercise price of USD8.30 per share. The Company measures the fair value of the options on June 19, 2014, determined as the grant date, which is the date when the options are approved by the shareholder and the terms and conditions of the arrangements have been communicated to employees.

The employees’ options are vested upon the continuing services and maintenance of good standings of the employees within the different specified vesting periods (i.e., 6 months, 12 months, 24 months and 36 months), and the vesting periods start upon the occurrence of the Company’s initial public offering (the “Effective Date”). The vested option have an exercise period of 5 years and will lapse and not be carried forward after 5 years from Effective Date.

The option fair values and vesting period are as follows:

Vesting Period	Number of Options	Fair Values In USD

6 Months from Effective Date	392,649	6.37
12 Months from Effective Date	196,325	6.42
24 Months from Effective Date	588,973	6.51
36 Months from Effective Date	588,973	6.59

	1,766,920

Each employee share option converts into one ordinary share of the Company when exercised. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

The Company has measured the fair value of goods or services received as consideration for the share options granted of the Company indirectly, by reference to the fair value of the share options granted.

In addition to the above vesting conditions, the employees has also agreed not to offer, pledge, sell, contract to sell, sell any portion or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of any option shares within the shares options agreement and continuing to and including the date that is 180 days after the initial public offering.

Fair value of the share options

The weighted average fair value of the share options granted on June 19, 2014 is USD6.50. The options were valued using the Monte Carlo Simulation pricing model.

Inputs to the model

	6 months from effective date	12 months from effective date	24 months from effective date	36 months from effective date
Grant date	19/6/2014	19/6/2014	19/6/2014	19/6/2014

Grant date share price (USD)	13.33	13.33	13.33	13.33
Exercise price (USD)	8.30	8.30	8.30	8.30
Expected life (years)	5	5	5	5
Expected volatility:
Annual equivalent	35%	35%	35%	35%
Per period equivalent	10.10%	10.10%	10.10%	10.10%
Risk-free interest rate:
Annual equivalent	1.68%	1.68%	1.68%	1.68%
Per period equivalent	0.14%	0.14%	0.14%	0.14%

The grant date share price represents the fully dilutive per share and was determined with reference to latest share sale transaction of the Company’s ordinary share. In February 2014, MOL Ventures Pte. Ltd. sold 15% equity interest in MOLAP to Sultan Ibrahim, and on May 8, 2014, Sultan Ibrahim’s 15% equity interest in MOLAP was swapped into 15% interest of the Company (see Note 1). On May 30, 2014, the Company agreed to extinguish the aggregate outstanding principal amount and unpaid accrued interest on the Promissory Note with Javelin Venture Partners in consideration for the Company’s issuance of 65,349 shares. The grant date share price were determined on the above mentioned precedent transactions as both transactions are entered into with knowledgeable, and non-related parties, on a willing buyer and willing seller basis and such transactions were completed in timeframe which is in close proximity with the measurement date.

The expected life used in the model has been adjusted based on management’s best estimate for the effects of non-transferability, exercise restrictions (including the probability of meeting market conditions attached to the option), and behavioural considerations. The expected volatility was estimated based on the historical daily share price volatility of comparable companies over a historical period commensurate with the locked-up period of the option shares. Risk free rate used was based on the yield on a Treasury bond as of the grant date with the tenor matching the contractual term of the share options. To allow for the effects of early exercise, it was assumed that the employees would exercise the options after vesting date when the share price is 2.8x multiplied with the exercise price. Historically, the Company has not declared dividends, hence the expected dividend yield is zero.

As of the end of the financial period, no share options have vested and accordingly no expenses have been recognized in the statements of profit or loss and other comprehensive income. The total amount of unrecognized share-based compensation expenses related to the grant is USD11,484,980.

15.	SIGNIFICANT EVENTS SUBSEQUENT TO THE END OF THE REPORTING PERIOD

(i)	In September 2014, the Company acquired 51% equity interest in a Turkish Company that operates PayByMe, a mobile carrier billing platform that currently operates in Turkey and the Middle East, for approximate MYR29,600,000 (Turkish Lira 19,684,800). The accounting for the business combination is incomplete at the date of this report and hence no further disclosures are available.

(ii)	In August 2014, the Company entered into a non-binding term sheet with respect to the Company’s proposed equity investment for a 7% interest in a company engaged in the issuance of prepaid cards and the payment processing and payments collections business in India, for an aggregate purchase F-137 price of approximately MYR34,200,460 (Indian Rupee (“INR”) 640 million), and the Company’s option to acquire an additional 3% equity interest at the same price per share. The non-binding term sheet contemplates that the Company and the target company will also form a joint venture to manage MOLPoints in India, into which the Company would contribute MYR881,730 (INR16.5 million) for a 55% interest and the target company would contribute MYR721,416 (INR13.5 million) for a 45% interest. Pursuant to the non-binding term sheet, the proposed equity investment and joint venture are intended to be inter-conditional, with definitive agreements to be executed concurrently by October 2014 unless the Company and the target company mutually agree to an extension.

(iii)	On September 18, 2014, the Company adopted the MOL Global, Inc. 2014 Share Incentive Plan, which allows the Company to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to the Company. The plan permits the grant of three types of awards, namely options, restricted shares and restricted share units. The maximum number of shares that may be issued pursuant to all awards under the plan shall initially be 6,001,940 ordinary shares, or 10% of the total outstanding shares on a fully diluted as-converted basis as of the effective date of the plan, and will be increased automatically on the first day of the 2016 fiscal year and on the first day of each fiscal year thereafter during the term of the plan by the lesser of (i) 2% of the then total outstanding shares on an as-converted fully diluted basis and (ii) a lesser number of shares as determined by the board of directors.

On September 18, 2014, the Company granted options to certain of our employees and certain employees of affiliated companies for the purchase of 3,059,425 ordinary shares at an exercise price of 90% percent of the offering price per ADS in this offering, pursuant to the plan. Ten percent of such options will vest at six months after the completion of this offering, and a further ten percent of such options will vest at six month intervals thereafter through the date that is five years after the completion of this offering. The best estimate of the grant-date fair value of the options granted on the date of this prospectus was USD6.31 per share, however, such number may be subject to changes upon finalization of the valuation of the options.

On September 18, 2014, the Company granted 266, 974 restricted share units pursuant to the plan. Thirty percent of such restricted share units will vest on the second anniversary of the offering, a further thirty percent of such restricted share units will vest on the third anniversary and the remaining forty percent of such restricted share units will vest on the fourth anniversary.

The Company estimated that a total of USD22.91 million of compensation cost for these options and restricted share units will be expected to vest over the requisite service period.